Filed by Oaktree Specialty Lending Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income Corporation

Commission File No. 814-01013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2020

Oaktree Specialty Lending Corporation

(Exact name of registrant as specified in its charter)

Delaware	814-00755	26-1219283
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA	90071
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (213) 830-6300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	OCSL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition.

On November 19, 2020, Oaktree Specialty Lending Corporation (the “Company”) issued a press release announcing its financial results for the fiscal quarter and year ended September 30, 2020. A copy of the press release is attached hereto as Exhibit 99.1.

On November 19, 2020, the Company will host a conference call to discuss its financial results for the fiscal quarter and year ended September 30, 2020. In connection therewith, the Company provided an investor presentation on its website at http://www.oaktreespecialtylending.com. A copy of the investor presentation is attached hereto as Exhibit 99.2.

The information disclosed under this Item 2.02, including Exhibits 99.1 and 99.2 hereto, is being “furnished” and is not deemed “filed” by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press release of Oaktree Specialty Lending Corporation dated November 19, 2020

99.2	Oaktree Specialty Lending Corporation Fourth Quarter and Fiscal Year 2020 Earnings Presentation

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE SPECIALTY LENDING CORPORATION

Date: November 19, 2020	By:	/s/ Mel Carlisle
Name: Mel Carlisle
Title: Chief Financial Officer and Treasurer

Exhibit 99.1

Oaktree Specialty Lending Corporation Announces Fourth Fiscal Quarter and Full Year 2020 Financial Results and Declares Increased Distribution of $0.11 Per Share

LOS ANGELES, CA, November 19, 2020—Oaktree Specialty Lending Corporation (NASDAQ: OCSL) (“Oaktree Specialty Lending” or the “Company”), a specialty finance company, today announced its financial results for the fiscal quarter and year ended September 30, 2020.

Financial Highlights for the Quarter and Year Ended September 30, 2020

•

Total investment income was $43.6 million ($0.31 per share) and $143.1 million ($1.02 per share) for the fourth fiscal quarter and full fiscal year of 2020, respectively, as compared with $34.4 million ($0.24 per share) and $147.7 million ($1.05 per share) for the third fiscal quarter of 2020 and the full fiscal year of 2019, respectively. The increase in investment income for the quarter was primarily driven by higher make-whole interest income, original issue discount (“OID”) acceleration and prepayment fees resulting from exits of investments. The decrease in investment income for the full year was primarily driven by lower LIBOR and lower OID income, partially offset by higher make-whole interest income and prepayment fees resulting from exits of investments, a larger average investment portfolio and higher yields on new originations.

•

GAAP net investment income was $24.5 million ($0.17 per share) and $72.0 million ($0.51 per share) for the fourth fiscal quarter and full fiscal year of 2020, respectively, as compared with $16.8 million ($0.12 per share) and $67.9 million ($0.48 per share) for the third fiscal quarter of 2020 and the full fiscal year of 2019, respectively. The increase for the quarter was primarily due to higher investment income. The full-year increase was primarily driven by interest expense savings from the issuance of the 2025 Notes and subsequent repayment of the 2024 Notes and 2028 Notes and lower LIBOR, partially offset by lower investment income.

•

Adjusted net investment income was $24.5 million ($0.17 per share) and $71.6 million ($0.51 per share) for the fourth fiscal quarter and full fiscal year of 2020, respectively, as compared with $16.8 million ($0.12 per share) and $69.0 million ($0.49 per share) for the third fiscal quarter of 2020 and the full fiscal year of 2019, respectively. The increase in adjusted net investment income for the quarter was primarily driven by higher investment income. The increase in adjusted net investment income for the full year was primarily driven by interest expense savings from the issuance of the 2025 Notes and subsequent repayment of the 2024 Notes and 2028 Notes and lower LIBOR, partially offset by lower investment income.

•

Net asset value (“NAV”) per share was $6.49 as of September 30, 2020, up 6% from $6.09 as of June 30, 2020. The increase in NAV for the quarter was primarily attributable to unrealized gains resulting from price increases on liquid debt investments and the impact of tighter credit spreads on private debt investment valuations following the improvement in broader credit market conditions, realized gains on equity investments and undistributed net investment income. NAV was down 2% from $6.60 as of September 30, 2019 primarily due to depreciation of certain debt and equity investments related to increased market volatility resulting from the onset of the COVID-19 pandemic in March 2020, partially offset by undistributed net investment income.

•

Originated $148.5 million of new investment commitments and received $184.2 million of proceeds from prepayments, exits, other paydowns and sales during the quarter ended September 30, 2020. Of these new investment commitments, 83.0% were first lien loans and 16.7% were second lien loans. The weighted average yield on new debt investments was 10.6%.

•	Total debt outstanding was $714.8 million as of September 30, 2020. The total debt to equity ratio was 0.78x, and the net debt to equity ratio was 0.74x, after adjusting for cash and cash equivalents.

•

Liquidity as of September 30, 2020 was composed of $39.1 million of unrestricted cash and cash equivalents and $285.2 million of undrawn capacity under the credit facility (subject to borrowing base and other limitations). Unfunded investment commitments were $157.5 million, with approximately $94.0 million that can be drawn immediately as the remaining amount is subject to certain milestones that must be met by portfolio companies.

•

A quarterly cash distribution was declared of $0.11 per share, a 5% increase from the prior quarter distribution and the second consecutive quarterly distribution increase. The distribution will be paid in cash and is payable on December 31, 2020 to stockholders of record on December 15, 2020.

Armen Panossian, Chief Executive Officer and Chief Investment Officer, said, “The fourth quarter completed a strong year for OCSL, highlighted by continued earnings growth and robust portfolio performance in a volatile and challenging investment environment. For the quarter, OCSL delivered $0.17 of net investment income per share, a record under Oaktree’s management, reflecting our ability to deploy capital on attractive terms and complemented by the successful exit of one of our recent opportunistic investments, NuStar Logistics, L.P. We also took advantage of the recent favorable market conditions to sell certain investments at gains, resulting in NAV growth of over 6% during the quarter, and bringing NAV within 2% of its pre-pandemic level as of December 31, 2019. In light of our continued strong performance, the Board of Directors announced a 5% increase to the December dividend to $0.11 per share, the second consecutive quarter with a dividend increase. All told, we believe we are very well-positioned for fiscal year 2021.”

Distribution Declaration

The Board of Directors declared a quarterly distribution of $0.11 per share, an increase of 5%, or $0.005 per share, from the prior quarter, payable on December 31, 2020 to stockholders of record on December 15, 2020.

Distributions are paid primarily from distributable (taxable) income. To the extent taxable earnings for a fiscal taxable year fall below the total amount of distributions for that fiscal year, a portion of those distributions may be deemed a return of capital to the Company’s stockholders.

Results of Operations

	For the three months ended			For the year ended
($ in thousands, except per share data)	September 30, 2020 (unaudited)	June 30, 2020 (unaudited)	September 30, 2019 (unaudited)	September 30, 2020	September 30, 2019
GAAP operating results:
Interest income	$37,153	$30,112	$30,662	$125,568	$133,670
PIK interest income	2,573	2,183	1,187	7,863	5,497
Fee income	3,571	1,827	2,550	8,519	6,710
Dividend income	302	281	114	1,183	1,825

Total investment income	43,599	34,403	34,513	143,133	147,702
Net expenses	19,054	17,633	18,238	71,141	79,793

Net investment income	24,545	16,770	16,275	71,992	67,909
Net realized and unrealized gains (losses), net of taxes	46,072	103,461	(2,304)	(32,768)	58,251

Net increase (decrease) in net assets resulting from operations	$70,617	$120,231	$13,971	$39,224	$126,160

Net investment income per common share	$0.17	$0.12	$0.12	$0.51	$0.48
Net realized and unrealized gains (losses), net of taxes per common share	$0.33	$0.73	$(0.02)	$(0.23)	$0.41
Earnings (loss) per common share — basic and diluted	$0.50	$0.85	$0.10	$0.28	$0.89
Non-GAAP Financial Measures[1]:
Adjusted net investment income	$24,545	$16,770	$16,713	$71,635	$69,032
Adjusted net investment income per common share	$0.17	$0.12	$0.12	$0.51	$0.49

[1]

See Non-GAAP Financial Measures — Adjusted Net Investment Income below for a description of this non-GAAP measure and a reconciliation from net investment income to adjusted net investment income, including on a weighted-average per share basis. The Company’s management uses this non-GAAP financial measure internally to analyze and evaluate financial results and performance and believes that this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends for the Company without giving effect to capital gains incentive fees. The presentation of adjusted net investment income is not intended to be a substitute for financial results prepared in accordance with GAAP and should not be considered in isolation.

	As of
($ in thousands, except per share data and ratios)	September 30, 2020		June 30, 2020 (unaudited)		September 30, 2019
Select balance sheet and other data:
Cash and cash equivalents	$39,096		$50,728		$15,406
Investment portfolio at fair value	1,573,851		1,561,153		1,438,042
Total debt outstanding (net of unamortized financing costs)	709,315		761,002		473,367
Net assets	914,879		859,063		930,630
Net asset value per share	6.49		6.09		6.60
Total debt to equity ratio	0.78	x	0.89	x	0.51	x
Net debt to equity ratio	0.74	x	0.83	x	0.49	x

Total investment income for the quarter ended September 30, 2020 was $43.6 million and included $37.2 million of interest income from portfolio investments, $2.6 million of payment-in-kind (“PIK”) interest income, $3.6 million of fee income and $0.3 million of dividend income. Total investment income increased by $9.2 million as compared to the quarter ended June 30, 2020, primarily driven by higher make-whole interest income, OID acceleration and prepayment fees resulting from exits of investments.

Total investment income for the year ended September 30, 2020 was $143.1 million and included $125.6 million of interest income from portfolio investments, $7.9 million of PIK interest income, $8.5 million of fee income and $1.2 million of dividend income. Total investment income decreased by $4.6 million as compared to the year ended September 30, 2019, primarily driven by lower LIBOR and lower OID income, partially offset by higher make-whole interest income and prepayment fees resulting from exits of investments, a larger average investment portfolio and higher yields on new originations.

Net expenses for the quarter totaled $19.1 million, up $1.4 million from the quarter ended June 30, 2020. The increase in net expenses was primarily due to higher incentive fees resulting from higher investment income, partially offset by interest expense savings from lower LIBOR.

Net expenses for the year totaled $71.1 million, down $8.7 million from the year ended September 30, 2019. The decrease in net expenses was primarily due to interest expense savings from the issuance of the 2025 Notes in February 2020 and subsequent repayment of the 2024 Notes and 2028 Notes in March 2020 as well as lower LIBOR and lower incentive fees (net of waivers).

Adjusted net investment income was $24.5 million ($0.17 per share) for the quarter ended September 30, 2020, up from $16.8 million ($0.12 per share) for the quarter ended June 30, 2020, primarily driven by higher investment income.

Adjusted net investment income was $71.6 million ($0.51 per share) for the full fiscal year of 2020, as compared with $69.0 million ($0.49 per share) for the full fiscal year of 2019. The increase in adjusted net investment income for the full year was primarily driven by interest expense savings from the issuance of the 2025 Notes in February 2020 and subsequent repayment of the 2024 Notes and 2028 Notes in March 2020 and lower LIBOR, partially offset by lower investment income.

Net realized and unrealized gains, net of taxes, were $46.1 million for the quarter and were primarily attributable to unrealized gains resulting from price increases on liquid debt investments, the impact of tighter credit spreads on private debt investment valuations following the improvement in broader credit market conditions and realized gains on equity investments. Net realized and unrealized losses, net of taxes, were $32.8 million for the year, primarily driven by unrealized depreciation of certain debt and equity investments related to increased market volatility resulting from the onset of the COVID-19 pandemic in March 2020.

Portfolio and Investment Activity

	As of
($ in thousands)	September 30, 2020 (unaudited)	June 30, 2020 (unaudited)	September 30, 2019 (unaudited)
Investments at fair value	$1,573,851	$1,561,153	$1,438,042
Number of portfolio companies	113	119	104
Average portfolio company debt size	$15,800	$14,600	$15,300

Asset class:
Senior secured debt	84.1%	80.9%	78.6%
Unsecured debt	4.2%	7.2%	5.7%
Equity	4.1%	4.7%	6.7%
SLF JV I	7.5%	7.0%	8.8%
Limited partnership interests	0.2%	0.2%	0.2%

Non-accrual debt investments:
Non-accrual investments at fair value	$1,571	$2,497	$2,706
Non-accrual investments as a percentage of debt investments	0.1%	0.2%	0.2%
Number of investments on non-accrual	2	3	3

Interest rate type:
Percentage floating-rate	88.3%	86.2%	89.8%
Percentage fixed-rate	11.7%	13.8%	10.2%

Yields:
Weighted average yield on debt investments[1]	8.3%	8.1%	8.9%
Cash component of weighted average yield on debt investments	7.0%	6.9%	8.1%
Weighted average yield on total portfolio investments[2]	7.8%	7.6%	8.2%

Investment activity:
New investment commitments	$148,500	$260,500	$138,400
New funded investment activity[3]	$146,300	$198,500	$128,500
Proceeds from prepayments, exits, other paydowns and sales	$184,200	$127,800	$139,000
Net new investments[4]	$(37,900)	$70,700	$(10,500)
Number of new investment commitments in new portfolio companies	8	10	5
Number of new investment commitments in existing portfolio companies	3	8	4
Number of portfolio company exits	12	19	7

[1]	Annual stated yield earned plus net annual amortization of OID or premium earned on accruing investments, including the Company’s share of the return on debt investments in the SLF JV I.
[2]

Annual stated yield earned plus net annual amortization of OID or premium earned on accruing investments and dividend income, including the Company’s share of the return on debt investments in the SLF JV I.

[3]	New funded investment activity includes drawdowns on existing revolver and delayed draw term loan commitments.
[4]	Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

As of September 30, 2020, the fair value of the investment portfolio was $1.6 billion and was composed of investments in 113 companies. These included debt investments in 88 companies, equity investments in 35 companies, including our limited partnership interests in two private equity funds, and the Company’s investment in Senior Loan Fund JV I, LLC (“SLF JV I”). 11 of the equity investments were in companies in which the Company also had a debt investment.

As of September 30, 2020, 94.3% of the Company’s portfolio at fair value consisted of debt investments, including 62.3% of first lien loans, 21.7% of second lien loans and 10.3% of unsecured debt investments, including the debt investments in SLF JV I. This compared to 61.3% of first lien loans, 19.6% of second lien loans and 13.3% of unsecured debt investments, including the debt investments in SLF JV I at fair value as of June 30, 2020.

As of September 30, 2020, there were two investments on non-accrual status, which represented 1.2% of the debt portfolio at cost and 0.1% at fair value. During the quarter ended September 30, 2020, one investment was removed from non-accrual status following a restructuring.

The Company’s investments in SLF JV I totaled $117.4 million at fair value as of September 30, 2020, up 7% from $110.0 million as of June 30, 2020. The increase in the value of the Company’s investments in SLF JV I was primarily driven by SLF JV I’s use of leverage and unrealized appreciation in the underlying investment portfolio resulting from the improvement in broader credit market conditions during the quarter.

As of September 30, 2020, SLF JV I had $313.5 million in assets, including senior secured loans to 56 portfolio companies. This compared to $315.4 million in assets, including senior secured loans to 53 portfolio companies, as of June 30, 2020. As of September 30, 2020, one investment held by SLF JV I was on non-accrual status, which represented 0.7% of the SLF JV I portfolio at cost and 0.4% at fair value, respectively. SLF JV I generated income of $1.8 million for the Company during the quarter ended September 30, 2020, down slightly as compared to $2.0 million in the prior quarter. As of September 30, 2020, SLF JV I had $82.1 million of undrawn capacity (subject to borrowing base and other limitations) on its $250 million senior revolving credit facility, and its debt to equity ratio was 1.3x.

Liquidity and Capital Resources

As of September 30, 2020, the Company had total principal value of debt outstanding of $714.8 million, including $414.8 million of outstanding borrowings under the revolving credit facility and $300.0 million of the 2025 Notes. The funding mix was composed of 58% secured and 42% unsecured borrowings as of September 30, 2020. The Company has no near-term debt maturities, as the next scheduled maturity is for the revolving credit facility in February 2024. The Company was in compliance with all financial covenants under its credit facility as of September 30, 2020.

As of September 30, 2020, the Company had $39.1 million of unrestricted cash and cash equivalents and $285.2 million of undrawn capacity on its credit facility (subject to borrowing base and other limitations). Unfunded investment commitments were $157.5 million as of September 30, 2020, with approximately $94.0 million that can be drawn immediately as the remaining amount is subject to certain milestones that must be met by portfolio companies. The Company has analyzed cash and cash equivalents, availability under our credit facility, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate.

As of September 30, 2020, the weighted average interest rate on debt outstanding was 2.7%, unchanged as compared to 2.7% as of June 30, 2020.

The Company’s total debt to equity ratio was 0.78x and 0.89x as of September 30, 2020 and June 30, 2020, respectively. Net debt to equity ratio was 0.74x and 0.83x as of September 30, 2020 and June 30, 2020, respectively.

Recent Developments

Merger Agreement

On October 28, 2020, the Company entered into an agreement to merge with Oaktree Strategic Income Corporation (“OCSI”), an affiliated business development company managed by Oaktree Fund Advisors, LLC, with the Company as the surviving company. Under the terms of the proposed merger, OCSI shareholders will receive an amount of shares of the Company’s common stock with a NAV equal to the NAV of shares of OCSI common stock that they hold at the time of closing. The transaction is subject to approval by OCSI and the Company’s stockholders and other customary closing conditions. Assuming these conditions are satisfied, the transaction is expected to close in the first calendar quarter of 2021.

Management Fee Waiver

In connection with entry into the merger agreement described above, Oaktree has agreed to waive $750,000 of base management fees payable to it under the Investment Advisory Agreement in each of the eight quarters immediately following the closing of the transaction (for an aggregate waiver of $6.0 million of base management fees).

Upsize of Credit Facility

On October 28, 2020, the Company entered into an incremental commitment and assumption agreement in connection with the Company’s exercise of $75 million of the accordion feature under its credit facility, increasing the size of the credit facility to $775 million.

Non-GAAP Financial Measures

Adjusted Net Investment Income

On a supplemental basis, the Company is disclosing adjusted net investment income and per share adjusted net investment income, each of which is a financial measure that is calculated and presented on a basis of methodology other than in accordance with U.S. GAAP (“non-GAAP”). Adjusted net investment income represents net investment income, excluding capital gains incentive fees (“Part II incentive fee”). The Company’s management uses this non-GAAP financial measure internally to analyze and evaluate financial results and performance and believes that this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends for the Company without giving effect to capital gains incentive fees. The Company’s investment advisory agreement provides that a capital gains-based incentive fee is determined and paid annually with respect to realized capital gains (but not unrealized capital appreciation) to the extent such realized capital gains exceed realized capital losses and unrealized capital depreciation on a cumulative basis. Refer to Note 11 – Related Party Transactions in our Annual Report on Form 10-K for further discussion. The Company believes that adjusted net investment income is a useful performance measure because it reflects the net investment income produced on the Company’s investments during a period without giving effect to any changes in the value of such investments and any related capital gains incentive fees between periods. The presentation of adjusted net investment income is not intended to be a substitute for financial results prepared in accordance with GAAP and should not be considered in isolation.

The following table provides a reconciliation of net investment income (the most comparable U.S. GAAP measure) to adjusted net investment income for the periods presented:

	For the three months ended						For the year ended
	September 30, 2020 (unaudited)		June 30, 2020 (unaudited)		September 30, 2019 (unaudited)		September 30, 2020		September 30, 2019
($ in thousands, except per share data)	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
GAAP net investment income	$24,545	$0.17	$16,770	$0.12	$16,275	$0.12	$71,992	$0.51	$67,909	$0.48
Part II incentive fee (net of waivers)	—	—	—	—	438	—	(357)	—	1,123	0.01

Adjusted net investment income	$24,545	$0.17	$16,770	$0.12	$16,713	$0.12	$71,635	$0.51	$69,032	$0.49

Conference Call Information

Oaktree Specialty Lending will host a conference call to discuss its fourth fiscal quarter and full year 2020 results at 11:00 a.m. Eastern Time / 8:00 a.m. Pacific Time on November 19, 2020. The conference call may be accessed by dialing (877) 507-3275 (U.S. callers) or +1 (412) 317-5238 (non-U.S. callers), participant password “Oaktree Specialty Lending.” Alternatively, a live webcast of the conference call can be accessed on Oaktree Specialty Lending’s website, www.oaktreespecialtylending.com. During the conference call, the Company intends to refer to an investor presentation that will be available on its website.

For those individuals unable to listen to the live broadcast of the conference call, a replay will be available on Oaktree Specialty Lending’s website, or by dialing (877) 344-7529 (U.S. callers) or +1 (412) 317-0088 (non-U.S. callers), access code 10148621, beginning approximately one hour after the broadcast.

About Oaktree Specialty Lending Corporation

Oaktree Specialty Lending Corporation (NASDAQ:OCSL) is a specialty finance company dedicated to providing customized one-stop credit solutions to companies with limited access to public or syndicated capital markets. The Company’s investment objective is to generate current income and capital appreciation by providing companies with flexible and innovative financing solutions including first and second lien loans, unsecured and mezzanine loans, and preferred equity. The Company is regulated as a business development company under the Investment Company Act of 1940, as amended, and is externally managed by Oaktree Fund Advisors, LLC, an affiliate of Oaktree Capital Management, L.P. For additional information, please visit Oaktree Specialty Lending’s website at www.oaktreespecialtylending.com.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger of OCSI with and into the Company (the “Mergers”). The forward-looking statements may include statements as to: future operating results of OCSI and the Company and distribution projections; business prospects of OCSI and the Company and the prospects of their portfolio companies; and the impact of the investments that OCSI and the Company expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OCSI and the Company’s stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of OCSI and the Company or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OCSI’s and the Company’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OCSI’s and the Company’s publicly disseminated documents and filings. OCSI and the Company have based the forward-looking statements included in this press release on information available to them on the date of this press release, and they assume no obligation to update any such forward-looking statements. Although OCSI and the Company undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OCSI and the Company in the future may file with the Securities and Exchange Commission, including a registration statement on Form N-14 that the Company will file in connection with the Mergers, a joint proxy statement on Schedule 14A that the OCSI and the Company will file in connection with the Mergers, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Contacts

Investor Relations:

Oaktree Specialty Lending Corporation

Michael Mosticchio

(212) 284-1900

ocsl-ir@oaktreecapital.com

Media Relations:

Financial Profiles, Inc.

Moira Conlon

(310) 478-2700

mediainquiries@oaktreecapital.com

Oaktree Specialty Lending Corporation

Consolidated Statements of Assets and Liabilities

(in thousands, except per share amounts)

	September 30, 2020	June 30, 2020 (unaudited)	September 30, 2019
ASSETS
Investments at fair value:
Control investments (cost September 30, 2020: $245,950; cost June 30, 2020: $255,481; cost September 30, 2019: $224,255)	$201,385	$200,799	$209,178
Affiliate investments (cost September 30, 2020: $7,551; cost June 30, 2020: $8,367; cost September 30, 2019: $8,449)	6,509	7,249	9,170
Non-control/Non-affiliate investments (cost September 30, 2020: $1,415,669; cost June 30, 2020: $1,432,729; cost September 30, 2019: $1,280,310)	1,365,957	1,353,105	1,219,694

Total investments at fair value (cost September 30, 2020: $1,669,170; cost June 30, 2020: $1,696,577; cost September 30, 2019: $1,513,014)	1,573,851	1,561,153	1,438,042
Cash and cash equivalents	39,096	50,728	15,406
Interest, dividends and fees receivable	6,935	8,768	11,167
Due from portfolio companies	2,725	2,719	2,616
Receivables from unsettled transactions	9,123	14,106	4,586
Deferred financing costs	5,947	6,383	6,396
Deferred offering costs	67	67	—
Deferred tax asset, net	847	766	—
Derivative assets at fair value	223	870	490
Other assets	1,898	2,007	2,335

Total assets	$1,640,712	$1,647,567	$1,481,038

LIABILITIES AND NET ASSETS
Liabilities:
Accounts payable, accrued expenses and other liabilities	$1,072	$903	$1,589
Base management fee and incentive fee payable	11,212	12,989	10,167
Due to affiliate	2,130	2,213	2,689
Interest payable	1,626	4,225	2,296
Payables from unsettled transactions	478	7,172	59,596
Deferred tax liability	—	—	704
Credit facility payable	414,825	466,825	314,825
Unsecured notes payable (net of $3,272, $3,457 and $2,708 of unamortized financing costs as of September 30, 2020, June 30, 2020 and September 30, 2019, respectively)	294,490	294,177	158,542

Total liabilities	725,833	788,504	550,408

Commitments and contingencies
Net assets:
Common stock, $0.01 par value per share, 250,000 shares authorized; 140,961 shares issued and outstanding as of September 30, 2020, June 30, 2020 and September 30, 2019	1,409	1,409	1,409
Additional paid-in-capital	1,487,774	1,487,774	1,487,774
Accumulated overdistributed earnings	(574,304)	(630,120)	(558,553)

Total net assets (equivalent to $6.49, $6.09 and $6.60 per common share as of September 30, 2020, June 30, 2020 and September 30, 2019, respectively)	914,879	859,063	930,630

Total liabilities and net assets	$1,640,712	$1,647,567	$1,481,038

Oaktree Specialty Lending Corporation

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three months ended September 30, 2020 (unaudited)	Three months ended June 30, 2020 (unaudited)	Three months ended September 30, 2019 (unaudited)	Year ended September 30, 2020	Year ended September 30, 2019
Interest income:
Control investments	$2,330	$2,558	$2,836	$9,832	$11,886
Affiliate investments	88	127	101	467	206
Non-control/Non-affiliate investments	34,733	27,406	27,640	114,947	120,888
Interest on cash and cash equivalents	2	21	85	322	690

Total interest income	37,153	30,112	30,662	125,568	133,670

PIK interest income:
Control investments	—	—	—	—	67
Non-control/Non-affiliate investments	2,573	2,183	1,187	7,863	5,430

Total PIK interest income	2,573	2,183	1,187	7,863	5,497

Fee income:
Control investments	15	13	6	42	25
Affiliate investments	5	5	5	20	19
Non-control/Non-affiliate investments	3,551	1,809	2,539	8,457	6,666

Total fee income	3,571	1,827	2,550	8,519	6,710

Dividend income:
Control investments	299	281	114	1,180	1,825
Non-control/Non-affiliate investments	3	—	—	3	—

Total dividend income	302	281	114	1,183	1,825

Total investment income	43,599	34,403	34,513	143,133	147,702

Expenses:
Base management fee	6,005	5,988	5,496	22,895	22,343
Part I incentive fee	5,206	3,556	3,545	15,194	14,873
Part II incentive fee	—	—	(403)	(5,557)	10,194
Professional fees	678	545	720	2,532	2,906
Directors fees	142	143	142	570	570
Interest expense	6,133	6,406	6,960	26,289	32,426
Administrator expense	330	373	388	1,524	1,941
General and administrative expenses	560	622	549	2,494	2,530

Total expenses	19,054	17,633	17,397	65,941	87,783
Reversal of fees waived / (fees waived)	—	—	841	5,200	(7,990)

Net expenses	19,054	17,633	18,238	71,141	79,793

Net investment income	24,545	16,770	16,275	71,992	67,909

Unrealized appreciation (depreciation):
Control investments	10,117	13,790	52	(29,488)	1,519
Affiliate investments	76	(45)	(179)	(1,763)	(360)
Non-control/Non-affiliate investments	29,922	87,225	2,621	10,904	39,689
Secured borrowings	—	—	(2,624)	—	(2,719)
Foreign currency forward contracts	(647)	(398)	695	(267)	328

Net unrealized appreciation (depreciation)	39,468	100,572	565	(20,614)	38,457

Realized gains (losses):
Control investments	(4,932)	—	—	(4,155)	—
Non-control/Non-affiliate investments	13,502	2,821	(6,248)	(4,615)	15,300
Extinguishment of unsecured notes payable	—	—	—	(2,541)	—
Secured borrowings	—	—	2,625	—	2,625
Foreign currency forward contracts	(2,123)	—	1,097	(2,613)	2,880

Net realized gains (losses)	6,447	2,821	(2,526)	(13,924)	20,805

Provision for income tax (expense) benefit	157	68	(343)	1,770	(1,011)

Net realized and unrealized gains (losses), net of taxes	46,072	103,461	(2,304)	(32,768)	58,251

Net increase (decrease) in net assets resulting from operations	$70,617	$120,231	$13,971	$39,224	$126,160

Net investment income per common share — basic and diluted	$0.17	$0.12	$0.12	$0.51	$0.48
Earnings (loss) per common share — basic and diluted	$0.50	$0.85	$0.10	$0.28	$0.89
Weighted average common shares outstanding — basic and diluted	140,961	140,961	140,961	140,961	140,961

Fourth Quarter Fiscal Year 2020 Earnings Presentation November 19, 2020 Nasdaq: OCSL Exhibit 99.2

Forward Looking Statements Some of the statements in this presentation constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this presentation may include statements as to: our future operating results and distribution projections; the ability of Oaktree Fund Advisors, LLC (“Oaktree”) to reposition our portfolio and to implement Oaktree’s future plans with respect to our business; the ability of Oaktree and its affiliates to attract and retain highly talented professionals; our business prospects and the prospects of our portfolio companies; the impact of the investments that we expect to make; the ability of our portfolio companies to achieve their objectives; our expected financings and investments and additional leverage we may seek to incur in the future; the adequacy of our cash resources and working capital; the timing of cash flows, if any, from the operations of our portfolio companies; and the cost or potential outcome of any litigation to which we may be a party. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in our annual report on Form 10-K for the fiscal year ended September 30, 2020. Other factors that could cause actual results to differ materially include: changes or potential disruptions in our operations, the economy, financial markets or political environment; risks associated with possible disruption in our operations or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to business development companies or regulated investment companies; general considerations associated with the COVID-19 pandemic; the ability of the parties to consummate the two-step merger (the “Mergers”) of Oaktree Strategic Income Corporation (“OCSI”) with and into OCSL on the expected timeline, or at all; the ability to realize the anticipated benefits of the Mergers; the effects of disruption on our business from the proposed Mergers; the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; any potential termination of the Merger Agreement; the actions of our stockholders or the stockholders of OCSI with respect to the proposals submitted for their approval in connection with the Mergers; and other considerations that may be disclosed from time to time in our publicly disseminated documents and filings. We have based the forward-looking statements included in this presentation on information available to us on the date of this presentation, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Additional Information and Where to Find It In connection with the Mergers, OCSI and OCSL plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and OCSL plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OCSL. The Joint Proxy Statement and the Registration Statement will each contain important information about OCSI, OCSL, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSI AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCSI, OCSL, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com. Participants in the Solicitation OCSI, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSI is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on January 13, 2020. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on January 13, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSI and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OCSI, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates. Unless otherwise indicated, data provided herein are dated as of September 30, 2020.

Accomplishments for the Fiscal Year Ended September 30, 2020 Strong new investment activity Solid portfolio performance amid challenging market environment Expanded capital structure capacity and reduced cost of funding ($ in millions, at fair value) NAV Per Share Originations Activity Capital Structure Evolution1 Key Accomplishments 1 2 3 NAV rebound: 98% of NAV as of December 31, 2020 $161 million unsecured notes: 6.0% wtd. avg. interest rate $300 million unsecured notes: 3.5% interest rate 1 On October 28, 2020, the Company increased the size of its credit facility by $75 million to $775 million in connection with its exercise of the accordion feature. ($ in millions)

Highlights for the Quarter Ended September 30, 2020 Adjusted Net Investment Income1 $0.17 per share for the quarter ended September 30, 2020, up as compared to $0.12 for the quarter ended June 30, 2020, primarily reflecting higher make-whole interest income, original issue discount acceleration and prepayment fees resulting from investment exits GAAP net investment income was $0.17 per share for the quarter ended September 30, 2020 Dividend Declared a cash distribution of $0.11 per share, an increase of 5% ($0.005 per share) from the prior distribution; second consecutive quarter with a distribution increase Distribution will be payable on December 31, 2020 to stockholders of record as of December 15, 2020 Net Asset Value $6.49 per share as of September 30, 2020, up 6.5% as compared to $6.09 as of June 30, 2020 Increase primarily due to unrealized gains resulting from price increases on liquid debt investments and the impact of tighter credit spreads on private investment valuations, realized gains on equity investments and undistributed net investment income Investment Activity $148 million of new investment commitments; 10.6% weighted average yield on new debt investments $146 million of new investment fundings and received $184 million of proceeds from prepayments, exits, other paydowns and sales Investment Portfolio $1.6 billion at fair value diversified across 113 portfolio companies 8.3% weighted average yield on debt investments as of September 30, 2020, up as compared to 8.1% as of June 30, 2020 0.1% non-accruals at fair value in two portfolio companies as of September 30, 2020, down from 0.2% in three companies as of June 30, 2020 Capital Structure & Liquidity 0.78x total debt to equity ratio; 0.74x net debt to equity ratio $715 million total debt outstanding Strong liquidity with $39 million of cash and $285 million of undrawn capacity on credit facility; $158 million of unfunded commitments, $94 million of which are eligible to be drawn2 1See page 22 for a description of this non-GAAP measure and a reconciliation from net investment income per share to adjusted net investment income per share. 2Approximately $63.5 million of unfunded commitments were ineligible to be immediately drawn due to certain milestones that must be met by portfolio companies.

Recent Developments OCSL – OCSI Merger Agreement On October 28, 2020, the Company entered into an agreement to merge with OCSI, an affiliated business development company managed by Oaktree, with the Company as the surviving company Under the terms of the proposed merger, OCSI shareholders will receive an amount of the Company’s common stock with a NAV equal to the NAV of shares of OCSI common stock that they hold at the time of closing The transaction is subject to approval by OCSL and OCSI stockholders and other customary closing conditions. Assuming these conditions are satisfied, the transaction is expected to close in the first calendar quarter of 2021 The combined company will trade under the ticker symbol “OCSL” on the Nasdaq Global Select Market Management Fee Waiver In connection with the entry into the merger agreement described above, Oaktree has agreed to waive $750,000 of base management fees payable in each of the eight quarters immediately following the closing of the Mergers (for an aggregate waiver of $6.0 million of base management fees) Credit Facility Upsize On October 28, 2020, the Company increased the size of its credit facility by $75 million to $775 million in connection with its exercise of the accordion feature

Portfolio Summary as of September 30, 2020 (As % of total portfolio at fair value; $ in millions) (As % of total portfolio at fair value) Portfolio Composition Top Ten Industries2,3 Portfolio Characteristics Note:Numbers may not sum due to rounding. 1Excludes negative EBITDA borrowers, investments in aviation subsidiaries, investments in structured products and recurring revenue software investments. 2Based on GICS sub-industry classification. 3Excludes multi-sector holdings, which is primarily composed of investments in Senior Loan Fund JV I (“Kemper JV”), a joint venture that invests primarily in middle market and other corporate debt securities. $1.6 billion Total Investments 113 Portfolio Companies 8.3% Weighted Average Yield on Debt Investments $131 million Median Debt Portfolio Company EBITDA1 84% Senior Secured Debt Investments 0.1% Non-Accruals (At fair value)

Portfolio Diversity OCSL’s portfolio is diverse across borrowers and industries (As % of total portfolio at fair value) Portfolio by Industry1 Diversity by Investment Size Top 10 Investments 23% Next 15 Investments 24% Remaining 87 Investments 46% Kemper JV 7% As of September 30, 2020 Note:Numbers may not sum due to rounding. 1 Based on GICS industry classification. Industry % of Portfolio Software 11.5% IT Services 8.9% Pharmaceuticals 6.6% Health Care Providers & Services 6.5% Biotechnology 6.1% Chemicals 4.6% Insurance 4.1% Oil, Gas & Consumable Fuels 3.5% Real Estate Management & Development 3.5% Diversified Financial Services 3.4% Personal Products 3.2% Entertainment 2.8% Remaining 28 Industries 27.8% Kemper JV 7.5% (As % of total portfolio at fair value)

Portfolio Originations New Investment Highlights (As % of new investment commitments; $ in millions) New Investment Composition ($ in millions) Historical Funded Originations and Exits Note:Numbers rounded to the nearest million or percentage point and may not sum as a result. 1 New funded investments includes drawdowns on existing revolver commitments. 2Investment exits includes proceeds from prepayments, exits, other paydowns and sales. 1 2 $148 million New Investment Commitments $146 million New Investment Fundings 10.6% Weighted Average Yield on New Debt Commitments 100% Also Held by Other Oaktree Funds $141 million New Investment Commitments in New Portfolio Companies $7 million New Investment Commitments in Existing Portfolio Companies

Originations Detail ($ in millions) New Investment Commitment Detail by Month Security Type Market Month Investment Commitments Number of Deals First Lien Second Lien Unsecured & Other Private Placement Primary (Public) Secondary (Public) Secondary Purchase Price January $112 6 $105 $6 $ - $87 $22 $2 95% February 43 4 8 15 20 - 35 8 88% March 118 33 96 - 22 54 - 64 82% Total 2Q2020 $273 39 $210 $21 $42 $141 $58 $75 83% April $125 11 $64 $7 $54 $88 $23 $14 73% May 67 5 47 0 20 - 46 21 74% June 69 2 66 1 2 66 2 1 92% Total 3Q2020 $261 18 $177 $8 $76 $154 $71 $35 74% July $51 3 $26 $25 $ - $42 $9 $ - - % August 57 5 57 - - 8 47 2 96% September 40 3 40 - * 40 * - - % Total 4Q2020 $148 10 $123 $25 $0.5 $90 $57 $2 96% Note:Numbers may not sum due to rounding, excludes any positions originated, purchased and sold within the same quarter. *Less than $1 million.

9% of Portfolio2 63% of Portfolio2 Note:Numbers may not sum due to rounding. 1Excludes equity positions in non-accrual debt positions and equity in aviation entities. 2Excludes investments in the Kemper JV. Non-Core Investment Portfolio Detail Non-Core Investment Portfolio Characteristics Private Loans $58 million at fair value in four companies Average debt price: 95.2% Equity Investments1 $55 million at fair value in 21 companies and limited partnership interests in two third-party managed funds Exited a $3 million equity investment during the quarter; received $1.2 million of proceeds above June 30, 2020 fair value Aviation $13 million at fair value in one aircraft Non-Accruals $1.6 million at fair value in two companies Average debt price: 6.5% (At fair value; $ in millions) Non-Core Portfolio Composition Non-Core Portfolio Progression $128 Non-Core Portfolio: 86% reduction since September 30, 2017 (At fair value; $ in millions)

Net Asset Value Per Share Bridge Note:Net asset value per share amounts are based on the shares outstanding at each respective quarter end. Net investment income per share, net unrealized appreciation / (depreciation), and net realized gain / (loss) are based on the weighted average number of shares outstanding for the period. 1Excludes reclassifications of net unrealized appreciation / (depreciation) to net realized gains / (losses) as a result of investments exited during the quarter. 1 1

Financial Highlights 1See page 22 for a description of this non-GAAP measure and a reconciliation from net investment income per share to adjusted net investment income per share. 2Net of unamortized financing costs. ($ in thousands, except per share amounts) As of 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 GAAP Net Investment Income per Share $0.17 $0.12 $0.16 $0.06 $0.12 Adjusted Net Investment Income per Share1 $0.17 $0.12 $0.12 $0.10 $0.12 Net Realized and Unrealized Gains (Losses), Net of Taxes per Share $0.33 $0.73 $(1.33) $0.04 $(0.02) Earnings (Loss) per Share $0.50 $0.85 $(1.17) $0.10 $0.10 Distributions per Share $0.105 $0.095 $0.095 $0.095 $0.095 NAV per Share $6.49 $6.09 $5.34 $6.61 $6.60 Weighted Average Shares Outstanding 140,961 140,961 140,961 140,961 140,961 Investment Portfolio (at Fair Value) $1,573,851 $1,561,153 $1,392,187 $1,467,627 $1,438,042 Cash and Cash Equivalents $39,096 $50,728 $89,509 $21,527 $15,406 Total Assets $1,640,712 $1,647,567 $1,501,627 $1,516,600 $1,481,038 Total Debt Outstanding2 $709,315 $761,002 $698,686 $536,468 $473,367 Net Assets $914,879 $859,063 $752,224 $931,082 $930,630 Total Debt to Equity Ratio 0.78x 0.89x 0.94x 0.58x 0.51x Net Debt to Equity Ratio 0.74x 0.83x 0.82x 0.56x 0.49x Weighted Average Interest Rate on Debt Outstanding 2.7% 2.7% 3.1% 4.5% 4.8%

OAKTREE
OCSL | Specialty Lending Corporation

Portfolio Highlights

	As of				
($ in thousands; at fair value)	9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019
Investments at Fair Value	$1,573,851	$1,561,153	$1,392,187	$1,467,627	$1,438,042
Number of Portfolio Companies	113	119	128	106	104
Average Portfolio Company Debt Investment Size	$15,800	$14,600	$11,900	$15,300	$15,300
Asset Class:					
First Lien	62.3%	61.3%	62.3%	56.7%	53.5%
Second Lien	21.7%	19.6%	19.7%	22.8%	25.1%
Unsecured Debt	4.2%	7.2%	5.8%	4.8%	5.7%
Equity	4.1%	4.7%	5.5%	6.7%	6.7%
Limited Partnership Interests	0.2%	0.2%	0.2%	0.2%	0.2%
Kemper JV	7.5%	7.0%	6.6%	8.8%	8.8%
Interest Rate Type for Debt Investments:					
% Floating-Rate	88.3%	86.2%	90.6%	90.6%	89.8%
% Fixed-Rate	11.7%	13.8%	9.4%	9.4%	10.2%
Yields:					
Weighted Average Yield on Debt Investments[1]	8.3%	8.1%	8.0%	8.6%	8.9%
Cash Component of Weighted Average Yield on Debt Investments	7.0%	6.9%	6.9%	7.8%	8.1%
Weighted Average Yield on Total Portfolio Investments[2]	7.8%	7.6%	7.5%	7.9%	8.2%

Note: Numbers may not sum due to rounding.

[1] *Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, including our share of the return on debt investments in the Kemper JV.*

[2] *Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments and dividend income, including our share of the return on debt investments in the Kemper JV.*

12

Investment Activity ($ in thousands) As of 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 New Investment Commitments $148,500 $260,500 $272,900 $134,200 $138,400 New Funded Investment Activity1 $146,300 $198,500 $251,700 $136,200 $128,500 Proceeds from Prepayments, Exits, Other Paydowns and Sales $184,200 $127,800 $154,500 $97,000 $139,000 Net New Investments2 $(37,900) $70,700 $97,200 $39,200 $(10,500) New Investment Commitments in New Portfolio Companies 8 10 32 9 5 New Investment Commitments in Existing Portfolio Companies 3 8 8 3 4 Portfolio Company Exits 12 19 10 7 7 Weighted Average Yield at Cost on New Debt Investment Commitments 10.6% 10.5% 7.9% 8.1% 7.7% 1New funded investment activity includes drawdowns on existing revolver commitments. 2Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

Capital Structure Overview ($ in millions) (As % of total funding sources) ($ in millions) Funding Sources and Key Highlights Funding Sources by Type Maturity Profile of Liabilities Committed Principal Outstanding Interest Rate Maturity Credit Facility $7001 $415 LIBOR+2.00%2 2/25/2024 2025 Notes 300 300 3.500% 2/25/2025 Cash and Cash Equivalents - (39) - - Total $1,000 $676 As of September 30, 2020 Note:As of September 30, 2020, we have analyzed cash and cash equivalents, availability under our credit facility, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate. Numbers may not sum due to rounding. 1On October 28, 2020, the Company increased the size of its credit facility by $75 million to $775 million in connection with its exercise of the accordion feature. 2Interest rate spread can increase up to 2.75% depending on the senior coverage ratio and our Obligor’s Net Worth. Target Leverage Ratio: 0.85x to 1.00x debt-to-equity Diverse and flexible funding sources with no near-term debt maturities Unsecured debt represented 42% of principal outstanding as of September 30, 2020 Next scheduled maturity is in 2024 Investment grade rated by Moody’s and Fitch On October 28, 2020, expanded total commitments under the credit facility by $75 million; $775 million in total commitments pro forma for the expansion

Funding and Liquidity Metrics Leverage Utilization Liquidity Rollforward 1Includes unfunded commitments ineligible to be drawn due to certain limitations in credit agreements. 2As of September 30, 2020, we have analyzed cash and cash equivalents, availability under our credit facility, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate. 3/31/2020 6/30/2020 9/30/2020 Credit Facility Committed $700 $700 $700 Credit Facility Drawn (405) (467) (415) Cash and Cash Equivalents 90 51 39 Total Liquidity 385 284 324 Total Unfunded Commitments (92) (155) (158) Unavailable Unfunded Commitments1 31 79 64 Adjusted Liquidity $324 $208 $230 ($ in millions) 3/31/2020 6/30/2020 9/30/2020 Cash $90 $51 $39 Net Assets $752 $859 $915 Net Leverage 0.82x 0.83x 0.74x Total Leverage 0.94x 0.89x 0.78x ($ in millions) Ample liquidity to support funding needs2

Joint Venture Summary ($ in millions; at fair value) ($ in millions; at fair value) (As % of total portfolio at fair value) OCSL’s Joint Venture with Kemper Corporation Portfolio Summary Joint Venture Structure Debt Portfolio Top Ten Industries1 As of September 30, 2020 1Based on GICS sub-industry classification. Primarily invests in senior secured loans of middle market companies as well as other corporate debt securities Joint venture structure Equity ownership: 87.5% OCSL and 12.5% Kemper Shared voting control: 50% OCSL and 50% Kemper Funded by $250 million credit facility: 9/30/2020 6/30/2020 3/31/2020 12/31/2019 Total Investments $299 $291 $300 $330 First Lien 94% 94% 94% 92% Second Lien & Other 6% 6% 6% 8% Number of Port. Companies 56 53 53 51 Average Investment Size $5 $5 $5 $6 Non-Accruals 0.4% 0.3% 0.0% 0.0% Wt. Avg. Debt Portfolio Yield 5.6% 5.6% 5.5% 6.5% Leverage Ratio 1.3x 1.4x 1.8x 1.3x Credit Facility $168 Investment Portfolio $299 OCSL $117 (87.5%) Other Assets & Unsettled Trades $3 Kemper $17 (12.5%) ($ in millions) Committed Principal Outstanding Interest Rate Maturity Credit Facility $250 $168 LIBOR + 2.1% June 2026 Current Leverage Ratio: 1.3x debt-to-equity Target Leverage Ratio: 1.5x to 2.0x debt-to-equity

Opportunities to Increase Return on Equity As of September 30, 2020 1For senior secured loans that have a cost basis above 92.5%. 2Subject to borrowing base and other limitations. We believe OCSL is well-positioned to enhance return on equity 1 Rotate into higher-yielding, proprietary investments Operate within target leverage range of 0.85x-1.00x debt-to-equity Continued optimization of the Kemper JV $145 million at fair value ($149 million par value) of senior secured loans priced at or below LIBOR + 4.50%1 as of September 30, 2020 Opportunistically sold $57 million of lower yielding senior secured loans during the quarter ended September 30, 2020 $148 million of new investment commitments had a weighted average yield of 10.6% during the quarter ended September 30, 2020 0.78x total debt to equity; 0.74x net debt to equity $285 million of undrawn capacity under credit facility2 Would need to utilize approximately $130 million of additional borrowings to reach the mid-point of target leverage range (0.925x) 1.3x total debt to equity, slightly below target leverage range of 1.5x to 2.0x $82 million of undrawn capacity on senior revolving credit facility2 2 3

Appendix

Illustrative OCSL-OCSI Merger Consideration Merger Consideration Highlights Illustrative Example1 OCSI OCSL Combined Total NAV $266.7 $914.9 $1,181.6 Shares Outstanding 29.5 141.0 182.1 NAV Per Share $9.05 $6.49 $6.49 Total merger consideration will be based on the NAVs of OCSL and OCSI determined within 48 hours of closing OCSL to acquire 100% of OCSI in a stock-for-stock transaction, with shares to be exchanged on a NAV-for-NAV basis Merger will result in an ownership split of the combined company proportional to each of OCSL’s and OCSI’s respective NAVs At closing, NAV used in determining the exchange ratio will reflect transaction expenses and any tax-related distributions 1Based on NAVs as of September 30, 2020. NAVs do not include the impact of expenses related to the merger or any tax-related distributions. OCSI NAV Per Share $9.05 OCSL NAV Per Share $6.49 Exchange Ratio 1.39 ($ and share amounts in millions, except per share data)

OAKTREE
OCSL | Specialty Lending Corporation

OCSL & OCSI Comparison

Portfolio and Balance Sheet Metrics

(At fair value, $ in thousands)

	OCSL	OCSI	Combined
Portfolio:			
Investments at Fair Value	$1,573,851	$502,293	**$2,076,145**
Top 10 Investments[1] (%)	23%	24%	**20%**
Number of Portfolio Companies	113	78	**141**
First Lien (%)	62%	86%	**68%**
Second Lien (%)	22%	4%	**17%**
Unsecured (%)	4%	-	**3%**
Equity (%)	4%	0.5%	**3%**
Joint Venture Interests (%)	7%	10%	**8%**
Non-Accruals at Fair Value (% of debt portfolio)	0.1%	0.0%[2]	**0.1%**
Debt Investment Overlap[1] ($)	$727,907	$258,604	
Debt Investment Overlap[1] (%)	52%	57%	
Balance Sheet:			
Total Assets	$1,640,712	$544,370	**$2,185,082**
Cash and Cash Equivalents	$39,096	$25,073	**$64,169**
Total Debt Outstanding[3]	$709,315	$267,586	**$976,901**
Net Assets	$914,879	$266,681	**$1,181,560**
Total Debt to Equity Ratio	0.78x	1.00x	**0.83x**
Net Debt to Equity Ratio	0.74x	0.91x	**0.78x**
Unsecured Borrowings[3] (%)	42%	-	**30%**
Weighted Average Interest Rate on Debt Outstanding	2.7%	2.6%	**2.7%**

As of September 30, 2020

1 *Excludes investments in the Kemper JV and OCSI Glick JV LLC (the "Glick JV").*

2 *Excludes OCSI's investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 9.8% of the debt portfolio at fair value as of September 30, 2020.*

3 *Net of unamortized financing costs.*

20

Historical Statement of Operations ($ in thousands, except per share amounts) For the three months ended 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 Interest income $37,153 $30,112 $29,898 $28,405 $30,662 PIK interest income 2,573 2,183 1,946 1,161 1,187 Fee income 3,571 1,827 2,050 1,071 2,550 Dividend income 302 281 277 323 114 Total investment income 43,599 34,403 34,171 30,960 34,513 Base management fee 6,005 5,988 5,295 5,607 5,496 Part I incentive fees 5,206 3,556 3,444 2,988 3,545 Part II incentive fees - - (6,608) 1,051 (403) Interest expense 6,133 6,406 7,215 6,535 6,960 Other operating expenses1 1,710 1,683 1,984 1,743 1,799 Total expenses 19,054 17,633 11,330 17,924 17,397 Reversal of fees waived - - - 5,200 841 Net expenses 19,054 17,633 11,330 23,124 18,238 GAAP net investment income 24,545 16,770 22,841 7,836 16,275 Net realized and unrealized gains (losses) 45,915 103,393 (188,308) 6,167 (1,961) Provision for income tax (expense) benefit 157 68 1,705 (160) (343) Net increase/decrease in net assets resulting from operations $70,617 $120,231 $(165,467) $13,843 $13,971 Adjusted net investment income2 $24,545 $16,770 $16,233 $14,087 $16,713 1Includes professional fees, directors fees, administrator expenses and general and administrative expenses. 2See page 22 for a description of this non-GAAP measure and a reconciliation from net investment income to adjusted net investment income.

Reconciliation of Adjusted Net Investment Income ($ in thousands, except per share amounts) As of 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 GAAP net investment income $24,545 $16,770 $22,841 $7,836 $16,275 Part II incentive fee (net of waivers) - - (6,608) 6,251 438 Adjusted net investment income $24,545 $16,770 $16,233 $14,087 $16,713 Per share: GAAP net investment income $0.17 $0.12 $0.16 $0.06 $0.12 Part II incentive fee (net of waivers) - - (0.05) 0.04 0.00 Adjusted net investment income $0.17 $0.12 $0.12 $0.10 $0.12 Notes: On a supplemental basis, the Company is disclosing adjusted net investment income and per share adjusted net investment income, each of which is a financial measure that is calculated and presented on a basis of methodology other than in accordance with U.S. GAAP (“non-GAAP”). Adjusted net investment income represents net investment income, excluding capital gains incentive fees ("Part II incentive fee"). The Company's management uses this non-GAAP financial measure internally to analyze and evaluate financial results and performance and believes that this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends for the Company without giving effect to capital gains incentive fees. The Company’s investment advisory agreement provides that a capital gains-based incentive fee is determined and paid annually with respect to realized capital gains (but not unrealized capital appreciation) to the extent such realized capital gains exceed realized capital losses and unrealized capital depreciation on a cumulative basis. Refer to Note 11 – Related Party Transactions in our Quarterly Report on Form 10-Q for further discussion. The Company believes that adjusted net investment income is a useful performance measure because it reflects the net investment income produced on the Company's investments during a period without giving effect to any changes in the value of such investments and any related capital gains incentive fees between periods. The presentation of adjusted net investment income is not intended to be a substitute for financial results prepared in accordance with GAAP and should not be considered in isolation. Numbers may not sum due to rounding.

Contact: Michael Mosticchio, Investor Relations ocsl-ir@oaktreecapital.com